Exhibit 99.1

The Institutional Stack Takes Shape: A Week of Stablecoin Infrastructure Buildout

NEW YORK CITY, NY / ACCESS Newswire / April 15th, 2026 / Black Titan Corporation (NASDAQ:BTTC)

Executive Summary

Stablecoin infrastructure crossed a meaningful threshold this week. The developments that matter most are not about new tokens or trading volume — they are about plumbing: institutional-grade privacy layers, programmable settlement logic tied to real commercial workflows, and direct integration between stablecoin balances and global card-network spend. Collectively, they signal that the industry’s center of gravity is shifting from “can stablecoins move money?” to “can stablecoins settle regulated commerce at scale?”

1. The Privacy Problem Is Getting a Production-Grade Answer

A persistent barrier to institutional blockchain adoption has been the tension between onchain transparency and the confidentiality requirements of regulated finance. This week, Visa offered the strongest signal yet that the market is building around that constraint rather than waiting for it to resolve.

Visa announced it will serve as the first major payments company to become a Super Validator on the Canton Network — a blockchain purpose-built for regulated financial institutions with configurable privacy at the protocol level. Visa will be one of 40 Super Validators governing the network. The move is significant not because Visa is experimenting with blockchain — it has been doing that for years — but because it is committing operational and governance resources to a specific infrastructure layer designed to make onchain payments viable for banks that cannot tolerate public transaction visibility.

Visa disclosed that its broader stablecoin activity has reached a $4.6 billion annualized settlement run rate, with more than 130 stablecoin-linked card programs across 50+ countries — numbers that frame this as a scaling decision, not a pilot.

Separately, BitGo expanded its Canton infrastructure by adding qualified custody for CIP-56 standard assets, including USDCx (a USDC-backed stablecoin on Canton) and cBTC (wrapped Bitcoin). BitGo noted that USDCx already serves as the settlement currency for live Canton use cases such as out-of-hours repo settlement and tokenized collateral workflows. The combination of Visa’s governance commitment and BitGo’s custody expansion suggests Canton is assembling the full institutional stack — not just network participation, but the settlement and safekeeping layers that institutions require before moving real capital.

What to watch: Whether other tier-one payments or custody firms follow Visa and BitGo onto Canton in the coming quarters. A critical mass of infrastructure providers would make Canton a default venue for privacy-preserving institutional settlement, which would reshape competitive dynamics across both public and permissioned chains.

2. Stablecoins Are Moving From Transfer Rails to Programmable Settlement

For most of their history, stablecoins have functioned as faster, cheaper pipes for moving dollars. This week, Ripple demonstrated what happens when stablecoins are embedded into conditional commercial logic.

Ripple announced its participation in the Monetary Authority of Singapore’s BLOOM initiative, partnering with supply-chain finance provider Unloq to pilot cross-border trade settlement using XRPL and Ripple USD (RLUSD). The critical design element: payments are released only when predefined commercial conditions — such as shipment verification — are met. This is not a stablecoin transfer. It is programmable settlement tied to real-world trade milestones, executed on regulated infrastructure.

The strategic significance is twofold. First, it moves stablecoins up the value chain from payments into trade finance — a $10+ trillion global market where settlement friction, document handling, and counterparty risk remain structural problems. Second, the pilot explicitly positions regulated stablecoins and tokenized bank liabilities as complementary settlement instruments within the same workflow, suggesting an interoperability model that could scale beyond a single corridor.

What to watch: Whether MAS formalizes BLOOM outputs into broader regulatory guidance, and whether other trade-finance corridors (particularly in ASEAN and the Middle East) adopt similar programmable settlement frameworks. The pilot is small, but the architecture is replicable.

3. The Last-Mile Payout Layer and Card-Network Bridge Are Both Expanding

Two developments this week addressed the most practical question in stablecoin payments: how do stablecoins connect to the places where money actually needs to arrive?

Circle Payments Network gained a new payout node. Triple-A integrated with CPN as a Beneficiary Financial Institution, enabling stablecoin-to-local-currency settlement across key global corridors. The integration supports remittances, payroll, supplier payments, and treasury management — use cases where the value proposition depends entirely on reliable last-mile delivery in local fiat through domestic payment rails. This is the kind of quiet infrastructure extension that determines whether stablecoin settlement networks function in theory or in practice.

Nium launched a stablecoin card issuance platform. The platform lets businesses holding stablecoins issue spending cards on both Visa and Mastercard through a single API, converting stablecoin balances to fiat at the point of sale. Nium said it can reduce the time to launch a stablecoin card program from months to days by consolidating card-network compliance, conversion, and cross-border settlement into one managed layer. The approach bypasses the need for merchants to accept stablecoins directly — instead, value flows through existing card acceptance infrastructure that already reaches hundreds of millions of merchant locations globally.

Taken together, these two moves illustrate a converging market strategy: make stablecoins useful not by asking the world to adopt new payment methods, but by plugging stablecoin liquidity into the payment infrastructure that already exists — domestic bank rails on one end, card networks on the other.

What to watch: Unit economics. Both models depend on conversion spreads, settlement timing, and regulatory friction at the fiat on/off-ramp. If those costs compress, stablecoin-to-card and stablecoin-to-local-currency flows could become structurally cheaper than traditional cross-border settlement. If they do not, these remain niche offerings for crypto-native treasuries.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

About Black Titan Corp (NASDAQ: BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

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Czhang Lin

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